UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
Estimated average burden
hours per response. . . 14.5
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 7)*
VANTAGE DRILLING COMPANY
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G93205113
(CUSIP Number)
Steven R. Berger, Esq. Vedder Price P.C. 1633 Broadway 47th Floor New York, NY 10019 (212) 407-7714
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 29, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)

CUSIP No. G93205113

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). F3 Capital
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	X
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	102,246,114*
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	102,246,114*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,246,114*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 34.93%*
14.	Type of Reporting Person (See Instructions)
CO

* Includes 1,983,471 ordinary shares which may be acquired upon the exercise of a warrant which is currently exercisable.

CUSIP No. G93205113

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hsin-Chi Su
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	X
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	102,246,114*
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	102,246,114*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,246,114
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 34.93%*
14.	Type of Reporting Person (See Instructions)
IN

* Includes 1,983,471 ordinary shares which may be acquired upon the exercise of a warrant which is currently exercisable.

Introduction

This Amendment No. 7 to Schedule 13D, referring to the Ordinary Shares (the “Shares”) of Vantage Drilling Company, a Cayman Islands corporation (the “Company”), is being filed on behalf of the Reporting Persons to amend the Schedule 13D as originally filed by the Reporting Persons on June 3, 2009, as amended by Amendment No. 1 to Schedule 13D filed on September 8, 2009, by Amendment No. 2 to Schedule 13D filed on November 20, 2009, by Amendment No. 3 to Schedule 13D filed on January 4, 2010, by Amendment No. 4 to Schedule 13D filed on November 30, 2010, by Amendment No. 5 to Schedule 13D filed on December 14, 2010, and by Amendment No. 6 to Schedule 13D filed on December 23, 2011 and amended on December 30, 2011 (the “Schedule 13D”).  The purpose of this Amendment No. 7 is to supplement the information contained in the Schedule 13D.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  All other information contained in the Schedule 13D shall remain unmodified.  The Schedule 13D is hereby amended by this Amendment No. 7 as follows:

Item 3.    Source and Amount of Funds or Other Consideration

The following is added as a new paragraph to be inserted at the end of Item 3:  The Reporting Persons used personal funds and corporate funds to purchase Shares in the open market within the 60 days preceding the filing of this Amendment No. 7:  170,464 Ordinary Shares were purchased in the open market on December 23, 2011 at a price of $1.189 per Ordinary Share.

Item 4.    Purpose of Transaction

The Reporting Persons originally acquired the Initial Shares and the Initial Warrants in consideration for the transfer of assets to the Company, which had been organized as a special purpose acquisition vehicle.  Since the initial closing date, the Reporting Persons acquired additional Ordinary Shares for the purposes of providing working capital to the Company.

F3 continues to review from time to time its investment in the Company and the Company's business affairs and financial position as well as general economic and industry conditions existing at the time.  Based on such evaluation and review, F3 may consider various alternative courses of action to increase shareholder value.  From time to time, the Reporting Persons have held and may hold discussions with third parties with respect to additional financing opportunities and strategic plans involving the Company.  F3 is now considering whether to pursue specific courses of action.  Such actions may include: the acquisition of additional Ordinary Shares or other securities of the Company through open market transactions, privately negotiated transactions, a tender offer, an exchange offer, proposals for business combinations or otherwise; submitting shareholder proposals regarding amendments to the Company’s charter; and/or nominating new directors to the Board.  As a result of such review, F3 might alternatively decide from time to time to dispose of all or a portion of any securities of the Company, in privately negotiated transactions or otherwise.  There can be no assurances that F3 will pursue or consummate any of these transactions.  Any such transaction referred to in this paragraph would be made in compliance with all applicable laws and regulations.

  Item 5.    Interest in Securities of the Issuer

(a)
As of the date hereof, F3 may be deemed to be the beneficial owner of an aggregate of 102,246,114 Ordinary Shares, constituting approximately 34.93% of the Ordinary Shares outstanding, as publicly reported by the Company in its most recent Quarterly Report on Form 10-Q, for the quarter ended September 30, 2011 and filed on November 9, 2011  These include 1,983,471 Ordinary Shares which may be acquired upon the exercise of a warrant held by F3 Capital, which warrant is fully exercisable.

As of the date hereof, Nobu Su may be deemed to be the beneficial owner of an aggregate of 102,246,114 Ordinary Shares, constituting approximately 34.93% of the Ordinary Shares outstanding, as publicly reported by the Company in its most recent Quarterly Report on Form 10-Q, for the quarter ended September 30, 2011 and filed on November 9, 2011.  These include 1,983,471 Ordinary Shares which may be acquired upon the exercise of a warrant held by F3 Capital, which warrant is fully exercisable.

(b)
As of the date hereof, F3 and Nobu Su have the shared power to vote and the shared power to dispose or direct the disposition of 102,246,114 Ordinary Shares.  These include 1,983,471 Ordinary Shares which may be acquired upon the exercise of a warrant held by F3 Capital, which warrant is fully exercisable.

(c)	The Reporting Persons have effected the following transactions in Ordinary Shares, including transaction within the last 60 days, which have not been previously reported:

Date	No. of Shares Acquired	No. of Shares Sold	Price Per Share	Where Transaction Effected
12/23/11	170,464	--	$1.189	NYSE/AMEX

(d)	Not applicable.

(e)	Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 29, 2012
Date
/s/ HSIN-CHI SU
Signature
Hsin-Chi Su, President, F3 Capital
Name/Title

February 29, 2012
Date
/s/ HSIN-CHI SU
Signature
Hsin-Chi Su
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1746 (11-02)